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                                                           OMB APPROVAL
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                         UNITED STATES               Expires: December 31, 1997
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                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934



                              PUROFLOW INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                           (Title Class of Securities)


                                    746375104
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------

       Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                  June 20, 1997
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

                                  SCHEDULE 13D
--------------------------                               ----------------------
CUSIP No.  746375104                                         Page 2 of 6 Pages
--------------------------                               ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David S. Nagelberg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                       (b)|X|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                            |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                    |     7        SOLE VOTING POWER
                    |
                    |                   0 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |     8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                250,000 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |     9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                   0 Shares
                    |-----------------------------------------------------------
                    |     10       SHARED DISPOSITIVE POWER
                    |
                    |                250,000 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  250,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------                               ------------------------
CUSIP No.  746375104                                       Page 3 of 6 Pages
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bette Nagelberg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                    (b)|X|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                            |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                    |      7        SOLE VOTING POWER
                    |
                    |                   0 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |      8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                250,000 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |  9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                   0 Shares
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                250,000 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  250,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Puroflow Incorporated ("Issuer"), a Delaware corporation, whose principal executive offices are located at 16559 Saticoy Street, Van Nuys, California 91406 ("Common Stock").

                  The percentage of beneficial ownership reflected in this Statement is based upon 7,108,521 shares of Common Stock outstanding on April 30, 1997, which number has been obtained from the Issuer's most recently available filings with the Securities and Exchange Commission.

Item 2.    Identity and Background

                  No change.

Item 3.    Source and Amounts of Funds or Other Consideration

                  No change.

Item 4.    Purpose of Transactions

                  No change.

Item 5.    Interest in Securities of the Issuer

     (a) Bette Nagelberg directly owns 250,000 shares of Common Stock.

     (b) David S. Nagelberg (Bette Nagelberg's spouse) may be deemed to share voting and dispositive power over the 250,000 shares of Common Stock held by Bette Nagelberg. David S. Nagelberg disclaims beneficial ownership of the 250,000 shares of Common Stock held by Bette Nagelberg and the filing of this statement shall not be construed as an admission that David S. Nagelberg is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 250,000 shares of Common Stock held by Bette Nagelberg.

     (c) Bette Nagelberg sold (i) 44,000 shares of Common Stock on June 20, 1997 in the open market for $.84375 per share, and (ii) 18,500 shares of Common Stock on June 27, 1997 for $.8340 per share. Manhattan Group Funding, of which David
S. Nagelberg and Ronald I. Heller are the sole partners, sold 64,376 shares of Common Stock on March 17, 1997 in the open market for $.908 per share.

     (d) David S. Nagelberg may be deemed to share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 250,000 shares of Common Stock held by Bette Nagelberg.

     (e) Not applicable.

                                Page 4 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  No change.

Item 7.    Material to be Filed as Exhibits

           Exhibit  7.1:  Form of Registration  Rights Agreement,  dated as of
                           June 3, 1996 (previously filed).



           The balance of this page has been left blank intentionally.

                                Page 5 of 6 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 24, 1997
                                                       /s/ David S. Nagelberg
                                                       ------------------------
                                                           David S. Nagelberg



                                                       /s/ Bette Nagelberg
                                                       -----------------------
                                                            Bette Nagelberg

                                Page 6 of 6 Pages